UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

No. 5 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒         Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders; Corporate Governance Changes

On June 16, 2016, Nomad Foods Limited (the “Company”) held its 2016 Annual Meeting of Shareholders (the “2016 Annual Meeting”). The proposals submitted to a shareholder vote at the 2016 Annual Meeting are described in detail in the Company’s Proxy Statement for the 2016 Annual Meeting, as filed with the Securities and Exchange Commission on a Form 6-K on May 11, 2016 (the “Proxy Statement”). Shareholders present in person or by proxy represented 114,987,191 ordinary shares and 1,500,000 preferred shares of the Company (or 63.46% of the outstanding ordinary shares and preferred shares of the Company combined as of May 6, 2016, the record date for the 2016 Annual Meeting).

As set forth in the Proxy Statement, (i) John Coyle did not stand for re-election as a director of the Company at the 2016 Annual Meeting, (ii) Ian G.H. Ashken was nominated to serve as a director of the Company to fill the pending vacancy and (iii) effective as of the 2016 Annual Meeting, Victoria Parry joined the Company’s Nominating and Corporate Governance Committee.

At the 2016 Annual Meeting, the Company’s shareholders (i) elected the ten directors specifically named in the Proxy Statement, each for a one-year term expiring at the Company’s 2017 Annual Meeting of Shareholders and (ii) ratified the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2016 fiscal year. The detailed voting results for each proposal are set forth below.

Proposal 1 — Election of Directors: The Company’s shareholders approved the election of the ten directors specifically named in the Proxy Statement to serve until the Company’s 2017 Annual Meeting of Shareholders or until his or her respective successor is duly elected and qualified. The final voting results with respect to the election of directors were as follows:

Nominee	For	Against	Abstain	% cast FOR
Stéfan Descheemaeker	116,311,656	174,823	812	99.85%
Paul Kenyon	111,250,749	5,235,842	700	95.51%
Martin E. Franklin	116,294,747	192,544	0	99.83%
Noam Gottesman	116,306,880	175,411	5,000	99.85%
Ian G.H. Ashken	116,480,767	5,600	924	100%
Jeremy Isaacs CBE	116,352,426	133,941	924	99.89%
James E. Lillie	116,484,867	1,500	924	100%
Lord Myners of Truro CBE	116,352,426	133,941	924	99.89%
Victoria Parry	116,352,526	133,841	924	99.89%
Brian Welch	116,351,314	134,941	1,036	99.88%

Proposal 2 — Ratification of Auditors: The Company’s shareholders ratified the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2016 fiscal year as follows:

For	Against	Abstain	% cast FOR
116,312,463	174,711	117	99.85%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOMAD FOODS LIMITED
(Registrant)

June 16, 2016	/s/ Paul Kenyon
(Date)	Paul Kenyon Chief Financial Officer